

Investor Pitch Deck | www.healthemed.net | Tom Spencer

HealtheMed℠

bringing your healthcare home

Medication Management, Medication Therapy, and Primary Care TeleMedicine for Medicaid Special Needs Populations


hiCare Comply
Medication Adherence Solution
Good Morning Sofia, You're doing great!
Little bit cloudy 18°C
11:00 PM
Monday, 12th October
"Its Never too early or too late to work towards being the HEALTHIEST YOU"
6:00 PM
NEXT DOSE
Lid is CLOSED
Diuretic Take 1 pill
Antibiotic Take 1 pill
NEXT APPOINTMENT
Dr. Roger Clark
Today, 7:00 PM
NEXT MESSAGE
Advice for fever
From: Dr. Bob
OVERALL HEALTH SCORE
85%
Doing Excellent
Adherence 55%
Vitals 30%
NEWS FLASH
Is this the most successful month of the Trump presidency?
LATEST TRAFFIC UPDATES
Delays
Heavy traffic in your areas
HOME
MY MEDS
APPOINTMENTS
MY TRAINING
COMMUNICATIONS
MORE

HealtheMed[SM]
bringing your healthcare home

Problem

Medicaid Special Needs patients, ages 18-64, are disabled and typically home bound.

Medicaid Special Needs populations are the highest cost patients and take up to 25% of most states total Medicaid budgets.

Medication Adherence costs the U.S. over $300 billion annually.





Challenge

Medicaid Special Needs Patients are the most likely to die from exposure to the COVID-19 virus.

Lack of mobility due to underlying diseases and conditions requires these Patients to be seen in the hospital emergency room to start treatment.





Solution: HealtheMed Telemedicine Platform and Services

HealtheMed equips each Special Needs Patient home to function as a virtual clinic. This enables the doctor, pharmacist and nurse to see and to treat the Patient without exposing the Patient or themselves to the virus.

Remote Patient monitoring of each Patient's temperature, breathing, heart rate and dozens of other body functions lowers the need for emergency room treatment.



Solution: HealtheMed Telemedicine Platform and Services



HealtheMed Telehealth Platform

We lower healthcare costs for Medicaid Special Needs populations with a telemedicine centric approach.

We combine our telemedicine platform with an initial focus on medication adherence and medication management services.

Lower healthcare costs up to 35%

Trial results on platform:

Medication adherence at 95% (National average is 45%)

Use Case: Medication Management System



Phase 1 – Med Compliance

1 **Case Manager / Nurse Navigator recommends HealtheMed Hub for Patient. Evaluates whether the Patient's home qualifies (WiFi, Willingness, etc.)**

2 **Order is sent by HealtheMed to Best Buy for Install.**

HealtheMed℠
bringing your healthcare home
BEST BUY
Geek SQUAD

3 **HealtheMed Hub: Smart TV, Set Top Box, 2 Way Camera and Med Management Dispenser is installed in Patient's home by Best Buy Enterprise Services.**

4 **HealtheMed tracks meds in Med Management System and reviews regular medication compliance.**

5 **PCP or Specialist adjusts Medications, as appropriate.**

Why Now?



Telemedicine
Telemedicine can now be cost effectively implemented in a packaged solution for home bound patients



Smart Devices
Integrated smart devices allows for more primary and chronic disease care to be delivered in the home.



Medication Adherence
Medication adherence is the largest fixable healthcare problem



Voice Recognition
Voice recognition technology makes it easy for any type of patient to communicate



Telemedicine Adoption
Telemedicine adoption rates are steadily increasing and reaching an inflection point.



Television Technology
TV technology has advanced to the point of being the central interface for the home.



Cost Control
The need for healthcare cost control is paramount for state and federal Medicaid budgets



RFP Won
HealtheMed has won an RFP with MMCAP to deliver medication adherence and management for MN Medicaid populations



Direct Contract
Opportunity with MN Medicaid officials to directly contract with a provider for the first time.

Business Model



A
Revenue directly from State Waivered Service Program for Platform

B
Revenue direct from State Medicaid Budget for Medical Services – Either Fee for Service or At-risk Bundle

C
Revenue direct from Insurance Company for Medical Services – Either Fee for Service or At-risk Bundle

D
Partnerships and/or Network Access Fees from physicians, health systems, home health agencies, counties

Revenue Model Details:

A: HealtheMed's contract with Minnesota Department of Human Services pays up to $13.67/day ($5,000/yr) for patient telemedicine services

B: HealtheMed has exclusive contract with Minnesota Multi-state Contracting Alliance
for Pharmacy (MMCAP Infuse) in 50 states

C: HealtheMed will contract directly with Medicare Advantage insurance companies

D: HealtheMed partnerships with payers, providers, suppliers will create multiple revenue streams

Market Opportunity

Adoption:

- HealtheMed has a provider contract with the State of Minnesota that pays up to $13.67/day ($5,000/yr) for every Medicaid Special Needs patient.

- HealtheMed has an exclusive contract with a nationwide pharma buying group (MMCAP Infuse) with 11,000 customers in all 50 states.

- The annual market size for Medicaid and MMCAP Infuse services in Minnesota is $280 million and $16 billion in the U.S.A.



~ $16B
All 50 States
7,300,000 SN and
Dual Eligible Patients.

~ $8B
All 50 States
4,000,000 Special
Needs Patients

~ $280M
MN Only
77,000 Special
Needs and Dual
Eligible Patients

~ $165M

MN Only

53,000 Special
Needs Patients

Competitive Analysis

Teledoc, American Well, Doctor on Demand... only focus on low hanging fruit:	Health**e**Med℠ focus:
• Telehealth to consumers • Large hospital systems • Large employer groups • Insurers	• First to Medicaid • State value-based contracts • Proprietary algorithms • Focus on adherence • Low cost/high quality model • Patient centered

Why No Competition Yet?

• No reimbursement available to PaaS providers before HealtheMed's contract with Medicaid

• Telemedicine / telehealth services contracted with employers; limited hospital contracts due to reimbursement issues

• Medicaid pays 50% less than Medicare for similar, high volume services codes in most states

• Telemedicine / telehealth system software runs on Android and iOS, do not offer integration with leading TV software

HealtheMed Unique Advantages

✓ First Minnesota Medicaid Special Needs contract

✓ Exclusive MMCAP Infuse Contract – $2B pharma purchasing group with 50 state contracts

✓ Exclusive Platform – runs on HealtheMed television, and FREE to doctors, nurses and pharmacists on their smart phones and tablets

✓ Best Buy Partnership – for technology procurement, installation, training and servicing

✓ Life365 Partnership – patented telemedicine remote patient monitoring technology and servicing

✓ Dose Health Partnership – automated pill dispenser integration into the HealtheMed cloud

Management Team



Tom Spencer - CEO

Mr. Spencer has 30 years of physician management, managed care contracting and health care technology innovation experience. In 2016 he negotiated the first CMS approved contract for telemedicine wound clinic services in the U.S.



Ron Mandelbaum - CRO

Mr. Mandelbaum has 30 years of strategic business development experience. Since 2008 his focus has been on the development of senior living communities and deployment of aging-in-place digital health technologies.

.



Bob Arnold - COO

Mr. Arnold has 14 years of healthcare management experience working with startups and fast-growing companies. He founded and led two SaaS technology companies with a 5x and 3x return for investors.

Financial Projections

This slide contains forward looking projections which cannot be guaranteed

	Year 1		Year 2		Year 3	
Active Users	1056		3321		6219	
Revenue	1,870,192		10,369,978		20,785,926	
COGS	1,260,197	67%	4,057,716	39%	6,523,040	31%
Gross Margin	1,816,997	97%	5,981,716	58%	10,188,040	49%
SG&A	556,800	30%	1,924,000	18%	3,665,000	18%
EBIT	53,915	3%	4,388,262	42%	10,597,886	51%
Income Taxes	3,235	6%	263,296	6%	635,873	6%
Net Income (Loss)	50,680	3%	4,124,966	40%	9,962,012	48%

What's Next?

MN County enrollment begins

Enter into bundled contract with Minnesota

$1.07M Seed Round

Grow to 1000 subscribers within 12 months

Engage actuary to track cost savings

Expand into multiple states

- Prepare for expansion into dual eligible and Medicare markets
- Respond in time for subsequent cycles of COVID-19 outbreaks
- Prepare for service expansion into primary care, chronic disease management, remote patient monitoring, psychiatric consults, and specialty care



For more information please contact:
Tom Spencer
tspencer@healthemed.net